UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Federated Project and Trade Finance Tender Fund

(Name of Issuer)

Federated Project and Trade Finance Tender Fund

(Name of Person(s) Filing Statement (Issuer))

Common Shares of Beneficial Interest

(Title of Class of Securities)

31424D104

(CUSIP Number of Class of Securities)

Peter J. Germain, Esquire

Federated Investors Tower

1001 Liberty Ave.

Pittsburgh, PA 15086

1-412-288-1900

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons(s))

With a copy to: Clair E. Pagnano

K&L Gates LLP

State Street Financial Center

One Lincoln Street Boston, MA 02111-2950 1-617-261-3100

October 13, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation Amount of Filing Fee

$17,897,721.03 (a) $2,228.27 (b)

(a)       Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,228.27

Filing Parties: Federated Project and Trade Finance Tender Fund

Form or Registration No.: SC TO-I

Date Filed: October 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Final Amendment to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on October 13, 2017 by the Federated Project and Trade Finance Tender Fund (the “Fund”) relating to the Fund’s offer to repurchase common shares of beneficial interest of the Fund (“Shares”) from its shareholders (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal in an aggregate amount of up to $17,897,721.03 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $15,315,155.53 was tendered and accepted by the Fund at a net asset value of $10.10 per Share as determined as of December 26, 2017. 1,516,352.033 Shares were tendered for repurchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018

FEDERATED PROJECT AND TRADE FINANCE TENDER FUND

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President and Trustee